U.S. SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, DC 205549

                 FORM 12b-25

         NOTIFICATION OF LATE FILING

   X    Form 10-K Form 20-F Form 11-K Form 10-Q Form N-
SAR
        For Period Ended: December 31, 1996

        Transition Report on Form 10-K
        Transition Report on Form 20-F
        Transition Report on Form 11-K
        Transition Report on Form 10-Q
        Transition Report on Form N-SAR
        For the Transition Period Ended:


Part I--Registrant Information

   Full Name of Registrant
        TELS Corporation

   Address of Principal Executive Office (street and number)
        406 West South Jordan Parkway, Suite 250

   City, State and Zip Code
        South JOrdan, UT 84095

   File Number
        0-12993

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks releief pursuant to rule 12b-25(b), the followeing should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonalble effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form10-K, or portion therof, will be filed on or before the fifteenth calendar day following prescribed due date; and
X     (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative

Due to the discontinuance of some of the Company's operations in the past several months, the form 10-K for the year ending December 31, 19195 could not be completed without unreasonable effort or expense.

Part IV--Other Information

      (1) Name and telephone number of person to contact in regqud to this notification
      Stephen M. Nelson                  (801)        571-1182
        (Name)                       (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Comany Act of 1940 during the precediing 12 months or for such shorter period that the registrant was required to file such report(s) been failed?

                                         x yes            no


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflrected by the earnings statements to be included in the subject report or portion thereof?

                                            yes          x no

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        TELS Corporation
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        March 29, 1996          By     s/sStephen M. Nelson
                                           Stephen M. Nelson
                                           Executive Vice President and
                                           Chief Financial Officer